Exhibit 99.2

MDJM Ltd. (OTC: UOKAF) Enters into Share Purchase Agreement to Acquire Controlling Stake in Japan-Based Mirai Co., Ltd.

LETHAM, Scotland, May 13, 2026 /PRNewswire/ -- MDJM Ltd. (OTC: UOKAF) (the “Company”), an integrated global culture-driven asset management company, today announced that, through its wholly-owned subsidiary, MANSIONS CATERING AND HOTEL LTD, it has entered into a share purchase agreement to acquire a 75% equity interest in Mirai Co., Ltd. (株式会社みらい) (“Mirai”), a Japan-based company.

The closing of the acquisition is subject to customary closing conditions and other conditions set forth in the share purchase agreement. If completed, the acquisition is expected to mark a significant strategic step in the Company’s efforts to build global animation intellectual property commercialization and distribution capabilities.

The transaction is being implemented through a coordinated acquisition structure, with support from Broad Investment Securities LLC, and is structured through a series of agreements, including equity transfer arrangements and post-closing management frameworks.

Strategic Expansion into Global IP Commercialization

If completed, the acquisition is expected to support the Company’s strategic transition from content development toward the establishment of a full-stack IP commercialization capability, aimed at strengthening downstream commercialization and distribution channels.

Expanding Global Market Access Through Japan

Japan remains one of the most mature markets globally for animation, IP merchandising, and cultural product commercialization. By anchoring its commercial capabilities in Japan, the Company expects to enhance its ability to:

•	Integrate into a developed animation and commercial ecosystem;

•	Expand IP-driven product offerings across Asia, Europe, and North America; and

•	Establish long-term relationships with international distribution channels and platforms.

This is expected to enhance the Company’s ability to extend IP value from content creation into sustainable commercial revenue streams.

Financial Consolidation and Revenue Scale Enhancement

Upon completion of the transaction, the Company expects to consolidate Mirai into its financial statements.

Based on historical financial information provided by Mirai, which has not been audited, Mirai has represented an annualized revenue scale of approximately US$30 million, reflecting an established and ongoing operating business.

Such information is derived from historical data currently available to the Company and does not constitute a guarantee or projection of Mirai’s future financial performance, nor should it be interpreted as a forward-looking statement. The relevant financial information will be subject to audit and confirmation in accordance with applicable accounting standards following completion of the transaction.

About Mirai Co., Ltd.

Mirai is a Japan-based supply chain company primarily engaged in the supply of consumer electronics and cosmeceutical products to corporate distributors. Mirai operates through established distribution networks and provides capabilities supporting product commercialization and market expansion.

About MDJM LTD

MDJM LTD is a global culture-driven asset management company focused on transforming historical properties into cultural hubs that integrate modern digital technology with rich historical value. The Company has been expanding its operations in the UK, where it is developing projects such as Fernie Castle in Scotland and the Robin Hill Property in England. These properties are being remodeled into multi-functional cultural venues that will feature fine dining, hospitality services, art exhibitions, and cultural exchange events. Fernie Castle is undergoing comprehensive architectural and landscape renovation planning in design collaboration with renowned architectural firm Kengo Kuma and Associates. As part of its broader strategy, MDJM seeks to position itself as a hub for artisan exchanges, art shows, and sales, leveraging its historical properties as platforms for promoting Eastern and Western cultural exchanges. This initiative reflects the Company's commitment to furthering its global market expansion and enhancing its cultural business footprint. For more information regarding the Company, please visit https://www.ir-uoka.com/.

Forward-Looking Statements

This announcement contains forward-looking statements. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's annual report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission.

Investor Contact:

Sherry Zheng

WAVECREST GROUP INC.

Phone: +1 718-213-7386

Email: sherry@wavecrestipo.com